Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-261165

November 18, 2021

Valero Energy Corporation

Pricing Term Sheet

$500,000,000 2.800% Senior Notes due 2031

$950,000,000 3.650% Senior Notes due 2051

Issuer:	Valero Energy Corporation (the “Company”)
Ratings*:	Baa2 (negative) (Moody’s) / BBB (stable) (S&P) / BBB (stable) (Fitch)
Pricing Date:	November 18, 2021

Settlement Date:	November 29, 2021 (T+6)
Denominations:	$2,000 x $1,000
Title:	2.800% Senior Notes due 2031	3.650% Senior Notes due 2051
Principal Amount:	$500,000,000	$950,000,000
Maturity Date:	December 1, 2031	December 1, 2051
Benchmark Treasury:	UST 1.375% due November 15, 2031	UST 2.000% due August 15, 2051
Benchmark Treasury Price and Yield:	98-04;1.579%	100-23;1.968%
Spread to Benchmark Treasury:	T+125 bps	T+170 bps
Yield to Maturity:	2.829%	3.668%
Price to Public:	99.749% of the principal amount	99.674% of the principal amount
Coupon:	2.800%	3.650%
Interest Payment Dates:	June 1 and December 1 of each year, commencing June 1, 2022	June 1 and December 1 of each year, commencing June 1, 2022
Make-Whole Call:	T+20 bps	T+30 bps
Par Call:	On and after September 1, 2031	On and after June 1, 2051
CUSIP/ISIN:	91913YBC3 / US91913YBC30	91913YBD1 / US91913YBD13
Joint Book-Running Managers:

Citigroup Global Markets Inc.

J.P. Morgan Securities LLC

Mizuho Securities USA LLC

SMBC Nikko Securities America, Inc.

BofA Securities, Inc.

MUFG Securities Americas Inc.

Scotia Capital (USA) Inc.

Wells Fargo Securities, LLC

Co-Managers

Barclays Capital Inc.

BNP Paribas Securities Corp.

Credit Suisse Securities (USA) LLC

PNC Capital Markets LLC

RBC Capital Markets, LLC

TD Securities (USA) LLC

Truist Securities, Inc.

U.S. Bancorp Investments, Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

It is expected that delivery of the notes will be made to investors on or about November 29, 2021, which will be the sixth business day following the date hereof (such settlement being referred to as “T+6”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the second business day prior to delivery of the notes hereunder will be required, by virtue of the fact that the notes initially settle in T+6, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to the second business day prior to their date of delivery hereunder should consult their advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1 (800) 831-9146, J.P. Morgan Securities LLC collect at 1 (212) 834-4533, Mizuho Securities USA LLC at 1 (866) 271-7403 or SMBC Nikko Securities America, Inc. at 1 (888) 868-6856.

This pricing term sheet supplements the preliminary prospectus supplement filed by Valero Energy Corporation on November 18, 2021 relating to the prospectus dated November 18, 2021.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via Bloomberg or another email system.